Nasdaq Regulation



Arnold Golub
Vice President
Deputy General Counsel

February 4, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 4, 2025, The Nasdaq Stock Market LLC (the "Exchange") received from Thornburg ETF Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


Shares of beneficial interest, no par value per share, of each of:
Thornburg Core Plus Bond ETF
Thornburg Multi Sector Bond ETF


We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,